

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 25, 2015

<u>Via E-mail</u>
Scott W. McCarthy
President
BA Credit Card Funding, LLC
214 North Tryon Street
Suite #21–39, NC1-027-21-04
Charlotte, North Carolina 28255

> **Re: BA Credit Card Funding, LLC**
> **Amendment No. 5 to**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted September 1, 2015**
> **CIK No. 0001370238**

Dear Mr. McCarthy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by submitting your response letter to ABSDrafts@sec.gov and publicly filing your registration statement, revised to address our comments, on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Draft Registration Statement on Form SF-3

New Requirements for SEC Shelf Registration

Asset Review, page 177

1. We note your statement on page 178 that "[t]he tests may not be sufficient to determine every instance of noncompliance." The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm supplementally that the review procedures will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Dispute Resolution, page 182

2. We note your disclosure on page 185 that final determination of the arbitrator is "final and non-appealable" and "by selecting arbitration, the requesting party is giving up the right to sue in court, including the right to a trial by jury." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise the registration statement, as well as Section 2.10 of the Pooling and Servicing Agreement and any other transaction agreement, as applicable, or advise.

Form of Asset Representations Review Agreement

Section 1.02. Additional Definitions, page 2

3. We note you have identified on page 3 a Dispute Resolution Agreement among the transferor, the servicer and the trustee. We also note that this agreement is not described in or incorporated by reference into the prospectus. Please tell us why this agreement is not incorporated by reference into the prospectus. If you do intend to incorporate this agreement by reference into the prospectus, please amend the registration statement to do so and provide this agreement with your next submission.

Section 3.14. Dispute Resolution, page 10

4. We note that the reasonable expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Michael H. Mitchell, Esq.
        Chapman and Cutler LLP

Michael H. Mitchell
Partner

1717 Rhode Island Ave, N.W.
Washington, D.C. 20036

T 202.478.6446
F 202.478.6447
mitchell_DC@chapman.com

December 4, 2015

Via email to ABSdrafts@sec.gov

Mr. Arthur C. Sandel, Esq.
Special Counsel
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: BA Credit Card Funding, LLC
>   BA Credit Card Trust
>   BA Master Credit Card Trust II
>   Draft ABS Registration Statement on Form SF-3
>   CIK No. 0001370238

Dear Mr. Sandel:

In connection with the conclusion of the draft filing review program for revised Regulation AB, BA Credit Card Funding, LLC ("Funding" or the "Registrant"), as transferor to BA Master Credit Card Trust II and BA Credit Card Trust, filed the above-referenced Registration Statement on Form SF-3 (the "Registration Statement") through the EDGAR system today. We have reviewed your letter dated November 25, 2015 (the "Comment Letter") providing comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to our fifth draft submission delivered to the Staff on November 13, 2015. The Registrant's responses to the Staff's comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to "we," "us," "our" and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable. Enclosed with this letter are (i) a copy of the Registration Statement and (ii) changed page files relating to various forms of program document amendments filed as exhibits to the Registration Statement, in each case marked to show changes made since our last draft submission, including changes made in response to the Staff's comments included in the Comment Letter.

Chapman and Cutler LLP

Mr. Arthur C. Sandel, Esq.
December 4, 2015
Page 2 of 5

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant's response.

Draft Registration Statement on Form SF-3

New Requirements for SEC Shelf Registration

Asset Review, page 177

Comment 1. We note your statement on page 178 that "[t]he tests may not be sufficient to determine every instance of noncompliance." The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm supplementally that the review procedures will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Response 1. We have revised the form of prospectus to remove the statement referred to in comment 1. As indicated in our responses to previous Staff comments, we acknowledge and agree that it is the responsibility of the Registrant, working with the asset representations reviewer, to develop a review process the objective of which is to identify noncompliance with the representations and warranties on the pool assets.

Dispute Resolution, page 182

Comment 2. We note your disclosure on page 185 that final determination of the arbitrator is "final and non-appealable" and "by selecting arbitration, the requesting party is giving up the right to sue in court, including the right to a trial by jury." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise the registration statement, as well as Section 2.10 of the Pooling and Servicing Agreement and any other transaction agreement, as applicable, or advise.

Response 2. We have revised the form of prospectus to indicate that nonbinding arbitration is itself a form of mediation and is, therefore, a resolution method available to the party submitting a repurchase request.

Form of Asset Representations Review Agreement

Section 1.02. Additional Definitions, page 2

Comment 3. We note you have identified on page 3 a Dispute Resolution Agreement among the transferor, the servicer and the trustee. We also note that this agreement is not described in or incorporated by reference into the prospectus. Please tell us why this agreement is not incorporated by reference into the prospectus. If you do intend to incorporate this agreement by reference into the prospectus, please amend the registration statement to do so and provide this agreement with your next submission.

Response 3. As indicated in the form of prospectus, in the pooling and servicing agreement, Funding makes representations and warranties concerning the receivables that are transferred by Funding to master trust II. Prior to the Substitution Date (as defined in the form of prospectus), FIA Card Services, N.A. ("FIA"), as predecessor-in-interest to Funding under the pooling and servicing agreement, made similar representations and warranties concerning the receivables that were transferred by FIA to master trust II. For so long as receivables transferred by FIA are assets of master trust II, the representations and warranties made by FIA with respect to those receivables will be in effect and enforceable against BANA, as successor by merger to FIA. In the receivables purchase agreement, BANA makes representations and warranties concerning the receivables that are transferred by BANA to Funding. Prior to the BACCS Removal Date (as defined in the form of prospectus), Banc of America Consumer Card Services, LLC ("BACCS") made similar representations and warranties concerning the receivables that were transferred by BACCS to Funding. For so long as receivables transferred by BACCS are assets of master trust II, the representations and warranties made by BACCS with respect to those receivables will be in effect and enforceable against BANA, as successor to BACCS. In the pooling and servicing agreement, Funding has transferred and assigned to the master trust II trustee all of its rights under the receivables purchase agreement, including Funding's rights to enforce the representations and warranties made by BANA or BACCS.

The pooling and servicing agreement contains a dispute resolution provision giving the party submitting a repurchase request the right to refer the matter, at its discretion, to either third party mediation (including nonbinding arbitration) or arbitration, and obligating Funding to agree to the selected resolution method. An amendment to the receivables purchase agreement contains a parallel provision obligating BANA, as seller under the receivables purchase agreement, to agree to the selected resolution method. The dispute resolution agreement also contains a parallel provision obligating BANA, as successor by merger to FIA and as successor to BACCS, to agree to the selected resolution method. The dispute resolution agreement serves, therefore, the mechanical purpose of obligating BANA, in its capacities as successor to each of FIA and BACCS, to agree to participate in the dispute resolution process selected by the party submitting a repurchase request under the pooling and servicing agreement or receivables purchase agreement, as applicable, which obligation is already disclosed in the form of prospectus.

The list of exhibits under Item 14 in Part II of the Registration Statement has been revised to include as Exhibit 4.2 the amendment to the receivables purchase agreement and to include as Exhibit 4.14 the dispute resolution agreement, in each case for the purpose described above, and each of these documents has been filed as an exhibit to the Registration Statement.

Section 3.14. Dispute Resolution, page 10

Comment 4. We note that the reasonable expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Response 4. We have revised Section 3.14 in the form of Asset Representations Review Agreement as requested.

<center>*   *   *   *   *</center>

Chapman and Cutler LLP

The Registrant hopes the Staff will find the above responses and the Registration Statement filed through the EDGAR system responsive to its comments. If you have any questions concerning these responses, please do not hesitate to contact any of the following individuals.

Scott McCarthy	Greg Lumelsky	Michael Mitchell
Managing Director	Asst. General Counsel	Chapman and Cutler LLP
Bank of America, N.A.	Bank of America, N.A.	1717 Rhode Island Ave, NW
1020 N. French Street	214 N. Tryon Street	8th Floor
DE5-002-02-06	NC 1-027 - 20-05	Washington, DC 20036
Wilmington, DE 19884	Charlotte, NC 28255	202-478-6446
302-432-4908	980-388-6357	mitchell_DC@chapman.com
scott.mccarthy@bankofamerica.com	greg.lumelsky@bankofamerica.com	

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

Enclosures

cc: Michelle Stasny, Esq.
        Securities and Exchange Commission

cc: Greg Lumelsky, Esq.
        Bank of America, N.A.

cc: Scott McCarthy
        Bank of America, N.A.

cc: Douglas L. Madsen, Esq.
        Chapman and Cutler LLP